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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                SCHEDULE 14D-1/A
                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)
                               (FINAL AMENDMENT)

                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)
                            ------------------------
                          PRATT & LAMBERT UNITED, INC.
                           (Name of Subject Company)

                                  SWACQ, INC.
                          THE SHERWIN-WILLIAMS COMPANY
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  739732 10 5
                     (Cusip Number of Class of Securities)
                            ------------------------

                            LOUIS E. STELLATO, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          THE SHERWIN-WILLIAMS COMPANY
                           101 PROSPECT AVENUE, N.W.
                           CLEVELAND, OHIO 44115-1075
                                 (216) 566-2000

            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                            ------------------------

                                    COPY TO:
                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

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                      INDEX TO EXHIBITS LOCATED AT PAGE 6

                               PAGE 1 OF 8 PAGES

                                   14D-1/13D

 CUSIP No. 739732 10 5                                                                Page 2
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    1.    Name of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          SWACQ, INC.
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    2.    Check the Appropriate Box if a Member of a Group
                                                                                        (a) / /
                                                                                        (b) / /
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    3.    SEC Use Only
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    4.    Sources of Funds
          WC, AF
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    5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(e) or 2(f)                                                                      / /
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    6.    Citizenship or Place of Organization
          NEW YORK
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    7.    Aggregate Amount Beneficially Owned by Each Reporting Person
          10,825,550
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    8.    Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                                                                                            / /
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    9.    Percent of Class Represented by Amount in Row 7
          96.3%
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   10.    Type of Reporting Person
          CO
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

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                                   14D-1/13D

 CUSIP No. 739732 10 5                                                                Page 3
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    1.    Name of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          THE SHERWIN-WILLIAMS COMPANY
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    2.    Check the Appropriate Box if a Member of a Group
                                                                                        (a) / /
                                                                                        (b) / /
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    3.    SEC Use Only
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    4.    Sources of Funds
          WC, BK
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    5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(e) or 2(f)                                                                      / /
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    6.    Citizenship or Place of Organization
          OHIO
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    7.    Aggregate Amount Beneficially Owned by Each Reporting Person
          10,825,550
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    8.    Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                                                                                            / /
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    9.    Percent of Class Represented by Amount in Row 7
          96.3%
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   10.    Type of Reporting Person
          CO
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

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

     This Statement constitutes (i) the final amendment to the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on November 9, 1995, as amended by Amendment No. 1 filed with the Commission on November 27, 1995, Amendment No. 2 filed with the Commission on December 7, 1995 and Amendment No. 3 filed with the Commission on December 8, 1995 (the "Schedule 14D-1"), by SWACQ, Inc. (the "Purchaser"), a New York corporation and a wholly-owned subsidiary of The Sherwin-Williams Company, an Ohio corporation ("Sherwin-Williams"), relating to the tender offer of the Purchaser to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of the Company, and the associated Common Stock Purchase Rights (the "Rights," and together with the Common Stock, the "Shares"), at a purchase price of $35.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 9, 1995 and in the related Letter of Transmittal (which collectively constitute the "Offer"); and (ii) Amendment No. 1 to the Statement on Schedule 13D originally filed with the Commission on November 9, 1995 by the Purchaser and Sherwin-Williams. Unless the context otherwise requires, capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The Offer expired pursuant to its terms at 5:00 p.m., New York City time, on Friday, January 5, 1996. Based on information provided by the Depositary, a total of 10,825,550 Shares (including 312,668 Shares subject to guarantees of delivery or receipt of additional documentation), representing approximately 96.3% of the outstanding Shares, were validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted all of those Shares for payment pursuant to the terms of the Offer.

ITEM 10.  ADDITIONAL INFORMATION.

     (f) On January 8, 1996, Sherwin-Williams issued a press release announcing the results of the Offer, a copy of which has been filed as Exhibit (a)(12) to this Amendment No. 4 and is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

  (a)(12)  Text of press release issued by Sherwin-Williams on January 8, 1996.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 1996

                                          SWACQ, INC.

                                          By: /s/ C.G. IVY
                                            ------------------------------------
                                            C.G. Ivy
                                            Vice President

                                          THE SHERWIN-WILLIAMS COMPANY

                                          By: /s/ C.G. IVY
                                            ------------------------------------
                                            C.G. Ivy
                                            Vice President -- Corporate Planning
                                              and Development

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                                 EXHIBIT INDEX

    EXHIBIT NO.                                     DESCRIPTION
    -----------    -----------------------------------------------------------------------------
      (a)(12)      Text of press release issued by Sherwin-Williams on January 8, 1996.

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